Musclepharm Corporation
4400 Vanowen Street
Burbank, CA 91505
(303) 396-6100

January 10, 2018

BY EDGAR

Securities and Exchange CommissionOffice of Global Security Risk Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549 Attn: Cecilia Blye

Re:
Comment Letter Dated December 22, 2017

Musclepharm Corporation

Form 10-K for Fiscal Year Ended December 31, 2016

File No. 0-53166

Dear Ms. Blye:

Musclepharm Corporation (the “Company”) hereby submits a request for an extension to respond to the comment letter referenced above until January 22, 2018. Due to reduced resources available at the Company during the recent holiday break, the Company will require additional time to prepare its response.

If you have any questions relating to the foregoing, please contact the undersigned at (818) 658-3806.

Sincerely, Musclepharm Corporation By: /s/ Kevin Harris Name: Kevin Harris Title: Interim Chief Financial Officer